UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D–9

(Amendment No. 5)

SOLICITATION/ RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SL INDUSTRIES, INC.

(Name of Subject Company (issuer))

SL INDUSTRIES, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.20 per share
(Title of Class of Securities)

784413106
(CUSIP Number of Class of Securities)

William T. Fejes, Jr.

President and Chief Executive Officer

SL Industries, Inc.
520 Fellowship Road, Suite A114

Mt. Laurel, New Jersey 08054
(856) 727-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

With copies to:

Alan Perkins, Esq.

Evan Stone, Esq.
Gardere Wynne Sewell LLP

1601 Elm Street, Suite 3000

Dallas, Texas 75201

(214) 999-3000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of SL Industries, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on April 21, 2016 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Handy & Harman Ltd., a Delaware corporation (“H&H”), Handy & Harman Group Ltd., a Delaware corporation and a wholly owned subsidiary of H&H (“AcquisitionCo”), and SLI Acquisition Co., a Delaware corporation and a wholly owned subsidiary of AcquisitionCo (“Acquisition Sub”), as disclosed in a Tender Offer Statement on Schedule TO, as amended and supplemented, filed by H&H, AcquisitionCo and Acquisition Sub with the SEC on April 21, 2016, for Acquisition Sub to purchase all of the outstanding shares of the Company’s common stock, $.20 per value per share, at a purchase price of $40.00 per share, on the terms and subject to the conditions set forth in the Offer to Purchase, as amended and supplemented, dated April 21, 2016 , and in the related Letter of Transmittal , as amended and supplemented.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.  Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following as the final paragraph of the subsection titled “Extension of the Offer”:

“On May 26, 2016, AcquisitionCo further extended the expiration of the Offer. The Offer was previously scheduled to expire at 12:00 midnight, New York City Time, on May 25, 2016. The expiration date of the Offer is extended to 5:00 p.m., New York City Time, on May 31, 2016, pursuant to the Merger Agreement unless further extended. American Stock Transfer & Trust Company, LLC, the depositary for the Offer, has advised the Company that, as of 12:00 midnight, New York City time, on May 25, 2016,  2,786,108 Shares had been validly tendered and not validly withdrawn, representing approximately 70.2% of the outstanding Shares and 60.5% of the outstanding Shares not owned by H&H or any of its affiliates.

On May 26, 2016 H&H issued a press release announcing the extension of the Offer. The full text of the press released is attached  hereto as Exhibit (a)(1)(N) and is incorporated herein by reference.”

Item 9.  Material to be Filed as Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

EXHIBIT NO.	DESCRIPTION

(a)(1)(N)	Press Release issued by Handy & Harman Ltd. on May 26, 2016 (incorporated by reference to Exhibit (a)(5)(C) to Schedule TO-T/A filed by Handy & Harman Ltd. on May 19, 2016)

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SL INDUSTRIES, INC.

By:	/s/ William T. Fejes, Jr.
Name:	William T. Fejes, Jr.
Title:	Chief Executive Officer and President

Dated:	May 26, 2016

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